**VIA EDGAR AND ELECTRONIC MAIL**

Edward P. Bartz, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:        Madison Strategic Sector Premium Fund ("MSP")
Preliminary Proxy Statement on Schedule 14A with respect to MSP's Annual Meeting
Filed on June 26, 2017 by Karpus Management, Inc., et al. (the "MSP AM Proxy Statement")
File No. 811-21713

Madison Strategic Sector Premium Fund
Preliminary Proxy Statement on Schedule 14A with respect to MSP's Special Meeting
Filed on June 26, 2017 by Karpus Management, Inc., et al. (the "MSP SM Proxy Statement" and
together with the MSP AM Proxy Statement, the "Proxy Statements")
File No. 811-21713

Mr. Bartz:

We acknowledge receipt of the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission" or "SEC"), delivered via telephone on June 29, 2017 (the "Staff Correspondence") with regard to the above-referenced matters. Based on the Staff Correspondence, we provide the following responses. For ease of reference, the comments in the Staff Correspondence are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the respective Proxy Statement.

**Proxy Statements**

Reasons for the Solicitation in both Proxy Statements and Proposal 1 in the MSP SM Proxy Statement

1. *With respect to the following statement in the Reasons for the Solicitation Section of each Proxy Statement: "With the dilutive nature of the transaction, as well as the Adviser's perpetual underperformance, it appears as though the Board is putting the Adviser's interests ahead of shareholders" and with respect to the following statement in Proposal 1 Section in the MSP SM Proxy Statement: "It is dilutive and, in our opinion, an attempt to ensure that Karpus' Trustee Nominees and shareholder proposals are not submitted for shareholder votes."*

> Karpus acknowledges the Staff's comment and has revised the Proxy Statements to include the following disclosure with respect to the dilutive effect that the merger will have on shareholders who previously approved a tender offer at MSP:

> > *At last year's joint Annual Meeting of MSP and MCN, shareholders of MSP approved a shareholder proposal to request the Board to authorize a self-tender offer for all outstanding common shares of MSP at or close to its NAV, and if more than 50% of the shares are submitted into the tender offer, that the Board must take steps to cause MSP to be liquidated or converted into an ETF or open-end mutual fund. Despite the valid shareholder approval of this proposal, MSP's Board ignored this proposal and did not commence a tender. The proposed merger will significantly dilute the vote of those shareholders who supported the above tender offer proposal.*

> Please see Proposal 1 of each of the Proxy Statements.

Proposal 1 in the MSP SM Proxy Statement

2. *In the first sentence, there appears to be a typo where it states: "including the merger of MSP with and into MSP."*

> Karpus acknowledges the Staff's comment and has revised the MSP SM Proxy Statement to correct this typo. Please

see Proposal 1 of the MSP SM Proxy Statement.

Proposal 1 in the MSP AM Proxy Statement

3. *With respect to the biographies of each of the Karpus Nominees, please include disclosure with respect to all public company directorships they have held within the past 5 years pursuant to Item 22(b)(1) or Item 22(b)(4)(1) of Schedule 14A, or confirm on a supplemental basis to the Staff that there are no such directorships.*

Karpus acknowledges the Staff's comment. On a supplemental basis, neither of the Karpus Nominees has served as a director on a public board of directors within the past five (5) years.

* * * * *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/

Brett Gardner
Sr. Corporate Governance Analyst

cc:      Adam Finerman, Esq. (via e-mail)
         Timothy D. Knox, Esq. (via e-mail)